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FOR IMMEDIATE RELEASE                                             11 August 2005

                              WPP GROUP PLC ("WPP")

                   JWT acquires Malone Advertising, Inc in US


WPP  announces  that  its  wholly-owned   operating   company  JWT,  the  global
advertising agency network, has acquired Malone Advertising, Inc. a leading retail marketing speciality agency.

Founded in 1943 and headquartered in Akron, Ohio, with offices in five other cities in the US (including Bentonville, Arkansas) and Toronto, Canada, Malone Advertising has 200 full time employees. Malone Advertising clients include Bayer, GlaxoSmithKline, John Deere, Kimberly-Clark, Nestle and Pfizer. Malone's close relationships with major US retailers, especially with Wal-Mart, provide its clients with a unique path onto these retailer's shopping floors.

Malone Advertising's unaudited revenues for the year ended 31 December 2004 were US$13.4 million, with net assets at closing of US$1.1 million.

This investment continues WPP's strategy of developing its networks in important communications services sectors.


For further information please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com